FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2017

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 5 October 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	4 September 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.2	Stock Exchange announcement dated	11 September 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.3	Stock Exchange announcement dated	18 September 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.4	Stock Exchange announcement dated	25 September 2017	entitled	‘Transaction in Own Shares’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

4 September 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   28 August – 1 September 2017

Number of ordinary shares purchased:    2,575,489

Highest price paid per share:       EUR 50.1500

Lowest price paid per share:EUR 49.1600

Volume weighted average price paid per share:EUR 49.6520

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 28 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.8589	737,760
BATS	49.8427	167,844
Chi-X	49.7054	46,628
Turquoise	49.5288	11,592

Tuesday 29 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.3998	580,521
BATS	49.4169	175,476
Chi-X	49.4221	134,804
Turquoise	49.4192	75,907

Wednesday 30 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.6255	402,322
BATS	49.6103	42,085
Chi-X	49.5450	8,742
Turquoise	49.4686	1,379

Thursday 31 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.7225	46,784
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 1 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.0768	143,645
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

11 September 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   4 September – 8 September 2017

Number of ordinary shares purchased:    1,670,932

Highest price paid per share:       EUR 50.3800

Lowest price paid per share:EUR 49.7800

Volume weighted average price paid per share:EUR 49.9924

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 4 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.0749	503,864
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 5 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.0069	597,043
BATS	49.9681	102,222
Chi-X	49.9631	57,940
Turquoise	50.0158	22,272

Wednesday 6 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.8828	283,977
BATS	49.8392	63,716
Chi-X	49.7983	36,204
Turquoise	---	---

Thursday 7 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 8 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.3721	3,694
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

18 September 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   11 September – 15 September 2017

Number of ordinary shares purchased:    1,511,689

Highest price paid per share:       EUR 50.6700

Lowest price paid per share:EUR 50.1500

Volume weighted average price paid per share:EUR 50.4195

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 11 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 12 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.4643	682,017
BATS	---	---
Chi-X	50.3050	50,618
Turquoise	---	---

Wednesday 13 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.3789	347,562
BATS	50.4084	68,678
Chi-X	50.3999	74,358
Turquoise	50.3199	21,892

Thursday 14 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.3466	46,941
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 15 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.4070	219,623
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

25 September 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   18 September – 22 September 2017

Number of ordinary shares purchased:    3,780,522

Highest price paid per share:       EUR 50.8600

Lowest price paid per share:EUR 49.0250

Volume weighted average price paid per share:EUR 49.8916

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 18 September 2017

Trading venue	Volume weighted average price	Aggregated volume

Euronext in Amsterdam	50.7532	390,056
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 19 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.5656	162,939
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 20 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.3865	734,560
BATS	---	---
Chi-X	50.2654	26,696
Turquoise	---	---

Thursday 21 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.8083	790,909
BATS	49.7376	165,735
Chi-X	49.7399	156,749
Turquoise	49.7399	89,030

Friday 22 September 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.3496	825,568
BATS	49.3363	174,322
Chi-X	49.3356	169,841
Turquoise	49.3376	94,117

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844